550 Reserve St., Suite 360

Southlake, TX 76092

March 6, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Attn:	Margaret Sawicki

Re:	HeartSciences Inc. Offering Statement on Form 1-A Amended on March 3, 2025 File No. 024-12572

Dear Ms. Sawicki:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), HeartSciences Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A, as amended, so that it may be qualified at 4:00 p.m., Eastern Time on Monday, March 10, 2025, or as soon thereafter as is practicable.

If you have any questions, please contact our counsel Jonathan Shechter, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0465. Thank you in advance for your assistance.

Sincerely,

HEARTSCIENCES INC.

By:	/s/ Danielle Watson
Name:	Danielle Watson
Title:	Chief Financial Officer

Cc:	Andrew Simpson, Chief Executive Officer (HeartSciences Inc.) Jonathan Shechter, Esq. (Foley Shechter Ablovatskiy LLP) Sasha Ablovatskiy, Esq. (Foley Shechter Ablovatskiy LLP)